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                                                                  EXHIBIT (a)(8)

[EMAIL MESSAGE FROM GAURAV S. DHILLON TO OPTIONHOLDERS OF THE COMPANY ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER ANNOUNCING THE COMMENCEMENT OF THE EXCHANGE OFFER AND TRANSMITTING THE DOCUMENTS REGARDING THE EXCHANGE OFFER.]

To: Informatica Employees

Today, Informatica is formally announcing an important opportunity for all employees who have Informatica Corporation employee stock options. This is the program that we discussed in our company meeting.

As you know, the equity markets have been incredibly volatile this past year. So much so that even the best companies have not been spared dramatic movements in stock price. The management team at Informatica recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options at prices much higher than the fair market value of the stock today.

In response to this unusual situation, we are announcing the Informatica Employee Stock Option Exchange Program. This voluntary program allows eligible Informatica employees who are not Executive Officers or Members of the Board of Directors, to cancel existing options and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation. The new grant(s) will have the same vesting schedule(s) as the original grant(s).

This is not a stock option re-pricing. A re-pricing would force the company to take a significant charge to earnings and would hinder the company's earnings growth.

Attached to this email are the documents which make up the Employee Stock Option Exchange Program, and detail the possible benefits and risks of the program and what you need to do if you choose to participate in the program. These documents include:

         1.       Offer to Exchange;
         2.       Memorandum from Gaurav Dhillon;
         3.       Election Form;
         4.       Notice to Withdraw;
         5.       Promise to Grant Options;
         6.       Form 10-K For Year Ended 12/31/00; and
         7.       Form 10-Q For Quarter Ended 3/31/01.

I encourage you to review the materials in detail and consider your decision carefully.

Please confirm receipt of these documents by forwarding this email to Yvonne Tocco at ytocco@informatica.com.

Questions regarding the program should be directed to Pete McGoff (650-687-6684) or Jeff True (650-687-6378) from our legal department.

Cheers,

Gaurav